Exhibit 99.4


                                                               [GRAPHIC OMITTED]
                                                          Fresenius Medical Care


Supplemental Information

    As a foreign corporation, Fresenius Medical Care is not presently subject to the SEC's Proxy Rules. However, under the stipulations of certain Pooling Agreements Fresenius Medical Care has agreed to provide information to shareholders which was roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign corporation:

    (i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of Our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities. The above information is contained in this letter and in the 2002 Annual Report to Shareholders included with this letter.

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

    Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Reciept ("ADR") form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

    To our knowledge, Fresenius AG is the only entity that beneficially owns more than 5% of our outstanding Ordinary shares. We have been informed that as of December 31, 2002, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2002 Fresenius AG's Ordinary shares represented approximately 37% of our total share capital. Morgan Guaranty Trust Company of New York, our ADR depositary, informed us, that as of December 31, 2002 2,773,838 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 7,945 U.S. holders and 47,401 Preference ADSs, each representing one-third of a Preference share, were held of record by 5 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for approximately 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2002.

(ii) Trading Markets

    The principal trading market for the Ordinary shares and the Preference shares is the Frankfurt Stock Exchange. All Ordinary shares and Preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of Ordinary and Preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. However, under the German Stock Corporation and Securities Law, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings. The Ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The Preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996.

    Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS_p. The Depositary for both the Ordinary ADSs and the Preference ADSs is Morgan Guaranty Trust Company of New York (the "Depositary").

Trading on the Frankfurt Stock Exchange

    Deutsche Borse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2001, the most recent figures available, the shares of 5,777 companies traded on the official market, regulated market, including the Neuer Markt Segment and the regulated unofficial market of the Frankfurt Stock Exchange. Of these 912 were German companies and 4,865 were foreign companies.

    Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange generally trade in the auction market, but also change hands in interbank dealer markets. Prices are noted by publicly commissioned stock brokers who are members of the Frankfurt Stock Exchange, but who do not as a rule deal with the public. These prices are determined by out-cry. The prices of actively traded securities, including the shares of large corporations, are continuously quoted during trading hours. For all securities, a fixed price (Einheitspreis) is established at approximately midday on each day the Frankfurt Stock Exchange is open for business.

    FMC's shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the auction market. Xetra is available daily between 9:00 a.m. and 8:00 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors can trade on Xetra though their banks and brokers.

    Deutsche Borse AG publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices (Einheitskurse) and other information for all traded securities on the Internet, webpage http://www.exchange.de.

    Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

    The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

    The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.

    The Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz).

    The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro. For the 1998 the share prices were translated at the official deutsche mark/ euro exchange rate.

                                  Price per ordinary share
                                      High        Low
                                  ------------------------

         2003 February                43.72      38.10
              January                 45.99      38.00
         2002 December                46.40      36.12
              November                45.89      29.10
              October                 31.40      20.76
         2002 Fourth Quarter          46.40      20.76
              Third Quarter           53.19      19.98
              Second Quarter          73.00      42.00
              First Quarter           71.21      56.00
         2001 Fourth Quarter          88.30      66.77
              Third Quarter           92.86      75.40
              Second Quarter          84.25      69.55
              First Quarter           90.65      75.62

         2002 Annual                  73.00      19.98
         2001 Annual                  92.90      66.77
         2000 Annual                 103.60      72.40
         1999 Annual                  88.70      47.20
         1998 Annual                  73.37      30.73

    The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2002 was 428,112 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2003, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was(euro)39.21, equivalent to $42.19 per Ordinary share.

    The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999, share prices for the 1998 were translated at the official deutsche mark/euro exchange rate.

                                  Price per preference share
                                       High        Low
                                  --------------------------

         2003 February                 31.75      27.50
              January                  33.20      27.80
         2002 December                 33.80      27.50
              November                 33.30      23.75
              October                  25.20      15.80
         2002 Fourth Quarter           33.80      15.80
              Third Quarter            38.00      15.17
              Second Quarter           53.90      33.10
              First Quarter            53.80      41.50
         2001 Fourth Quarter           63.80      48.00
              Third Quarter            65.25      55.70
              Second Quarter           59.84      46.95
              First Quarter            56.90      46.01

         2002 Annual                   53.90      15.17
         2001 Annual                   65.25      46.01
         2000 Annual                   58.00      38.00
         1999 Annual                   43.50      30.30
         1998 Annual                   58.03      25.56

    The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2002 was 153,119 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2003, the closing sales price per Preference share on the Frankfurt Stock Exchange was(euro)28.40, equivalent to $30.56 per Preference share.

Trading on the New York Stock Exchange

    The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

                                  Price per ordinary ADS
                                     High         Low
                                  ----------------------

         2003 February               15.69       13.91
              January                16.19       13.20
         2002 December               14.80       12.70
              November               15.20        9.83
              October                10.63        7.04
         2002 Fourth Quarter         15.20        7.04
              Third Quarter          18.10        6.70
              Second Quarter         21.60       14.20
              First Quarter          21.20       16.35
         2001 Fourth Quarter         26.85       19.80
              Third Quarter          28.30       22.75
              Second Quarter         25.45       21.00
              First Quarter          27.94       22.26

         2002 Annual                 21.60        6.70
         2001 Annual                 28.30       19.80
         2000 Annual                 30.19       22.56
         1999 Annual                 29.87       15.81
         1998 Annual                 26.87       12.50


    On February 28, 2003, the closing sales price per Ordinary ADS on the NYSE was $14.17.

    The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

                                  Price per preference ADS
                                      High         Low
                                  ------------------------

         2003 February                15.69       13.91
         2003 February                11.20       10.10
              January                 11.70        9.85
         2002 December                11.10        9.66
              November                11.00        7.90
              October                  8.10        5.30
         2002 Fourth Quarter          11.10        5.30
              Third Quarter           12.11        4.90
              Second Quarter          15.70       10.90
              First Quarter           15.68       12.46
         2001 Fourth Quarter          18.25       14.55
              Third Quarter           19.64       15.75
              Second Quarter          16.91       14.00
              First Quarter           17.49       14.75

         2002 Annual                  15.70        4.90
         2001 Annual                  19.64       14.00
         2000 Annual                  16.91       13.25
         1999 Annual                  16.75       11.25
         1998 Annual                  21.00       12.25

On February 28, 2003, the closing sales price per Preference ADS on the NYSE was $10.37.

(iii) Directors and Senior Management

General

    In accordance with the German Stock Corporation Act, we have a supervisory board and a management board. The two boards are separate and no individual may simultaneously be a member of both boards.

Our Supervisory Board

    Our supervisory board consists of six members who are elected by the holders of Ordinary shares at our annual general meeting. Pursuant to the pooling agreements described in the exhibits, at least one-third (but no fewer than two) of the members of the supervisory board elected by the shareholders are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG or any affiliate of either.

    If and when either:

    o   Fresenius Medical Care AG itself has more than 500 employees; or

    o we enter into a domination agreement with a German subsidiary having more than 500 employees, or if that subsidiary is integrated into Fresenius Medical Care AG;

the German employees of Fresenius Medical Care AG and our German subsidiaries will elect one-third of the members of the supervisory board. If and when the aggregate number of employees of Fresenius Medical Care AG and our German subsidiaries exceeds 2,000, the supervisory board will increase to 12 persons and the holders of Ordinary shares and the German employees of Fresenius Medical Care and our German subsidiaries will elect six members each. In that case, the Chairman of the supervisory board will be selected from the members elected by the shareholders and will have the tie-breaking vote.

    The term of a member of the supervisory board will expire at the end of the general meeting of shareholders after the fourth fiscal year following the year in which the member was elected, but not counting the fiscal year in which such member's term begins. Members of the supervisory board elected by our shareholders may be removed by a resolution of our general meeting. This resolution requires a three-fourths majority of the votes cast at that meeting. The supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

    The principal function of the supervisory board is to appoint and to supervise the management board and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

    The table below provides the names and ages of the members of our supervisory board.

                                                  Age as of
                                                 December 31,
                Name                                 2002
-------------------------------------          ----------------
Dr. Gerd Krick, Chairman                              64
Dr. Dieter Schenk, Deputy Chairman                    50
Prof. Dr. Bernd Fahrholz                              54
Dr. Theo Spettmann                                    58
Walter L. Weisman (1)                                 67
Stephen M. Peck (1)                                   67

(1) Independent Director

    The term for each member of the supervisory board set forth above will expire at the end of the fiscal year 2005. Members of the supervisory board are eligible for reelection at the 2006 Annual General Shareholders Meeting.



    DR. GERD KRICK has been Chairman of our supervisory board since January 1, 1998. Since 1992, he has been Chairman of the Fresenius AG management board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG management board. From September 1996 until December 1997, Dr. Krick was Chairman of the management board of Fresenius

Medical Care. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Administrative Board of Dresdner Bank Luxembourg S.A., of the supervisory board of Vereinte Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie and of the Board of Trustees of the Donau Universitat Krems. He is also the Chairman of the supervisory boards of Vamed AG and of Fresenius Kabi AG.

    DR. DIETER SCHENK has been Deputy Chairman of our supervisory board since 1996. He is an attorney and tax advisor and has been a partner in the law firm of Norr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the supervisory board of Fresenius AG. He also serves as a member and chairman of the supervisory board of Gabor Shoes AG, a member and vice-chairman of the supervisory boards of Greiffenberger AG and TOPTICA Photonics AG and as a member of the supervisory board of Deutsche BA Luftfahrtgesellschaft mbH.

    PROF. DR. BERND FAHRHOLZ has been a member of our supervisory board since 1998. He is an attorney and has been a member of the management board of Dresdner Bank AG since 1998 and its Chairman since April 2000. He also serves as the vice-chairman of the management board of Allianz AG. Dr. Fahrholz is a member of the supervisory boards of Dresdner Kleinwort Benson North America Inc.; BMW AG; BNP-Paribas S.A.; Heidelberger Zement AG; Advance Holding AG; Banco General de Negocios S.A.. Until December 31, 2001, he was a member of the supervisory board of Reuschel & Co.

    DR. THEO SPETTMAN has been a member of our supervisory board since April 1, 2000. He has been a member of the management board of Sudzucker AG since 1988 and Spokesman of the management board of Sudzucker AG since 1995. Dr. Spettman also serves on the supervisory boards of Karlsruher Versicherungen AG, Gerling Indutrie Service AG , and is chairman of the supervisory boards of Berentzen-Group AG and Saint Louis Sucre S.A. He is chairman of the advisory boards of AIH Agrar-Industrie-Holding GmbH and Monnich GmbH & Co. KG. He is also on the board of trustees for Sudzuckergroup Export Centre S.A. as chairman ans Raffinerie Tirlemontoise S.A.

    WALTER L. WEISMAN has been a member of our supervisory board since 1996. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Community Care Health Network, Inc. and is a Vice-Chairman of the Board of trustees for the California Institute of Technology, Chairman of the Board of the Los Angeles County Museum of Art, Chairman of the Board of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service. In 2002, Mr. Weisman was elected to the board of Occidental Petroleum Corporation.

    STEPHEN M. PECK was elected to our supervisory board in 1999. He is currently a partner with Torrey Funds LLC. He is a former managing partner of Weiss, Peck & Greer which he cofounded in 1970. He served as Chief Investment Officer and Director of Reliance Insurance Company, Inc. from January 1986 to July 1988. Mr. Peck is a member of the Board of Directors of Advance Auto Parts, Inc., Boston Life Sciences, Inc. and Carnac Resource, Inc. He also serves as a member of the Advisory Board of Brown Simpson Asset Management. Mr. Peck is presently on the Board of Trustees of Mount Sinai Medical Center, Mount Sinai Hospital, and the Mount Sinai School of Medicine. He is a member of the Board of Trustees of Mount Sinai/NYU Health and The Jewish Theological Seminary.

Management Board

    Each member of our management board is appointed by the supervisory board for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our annual general meeting in the years listed below.

    The table below provides names, ages, positions and terms of office of the members of our management board.

                              Age as of
                             December 31,                                                       Year Term
          Name                   2002                           Position                         Expires
------------------------   ----------------   ---------------------------------------------   -------------
  Dr. Ben J. Lipps                62          Chairman of the management board,                   2004
                                              Chief Executive Officer of our Company
                                              and Chief Executive Officer for North America

  Roberto Fuste                   50          Chief Executive Officer for Asia Pacific            2006

  Dr. Emanuele Gatti              47          Chief Executive Officer for Europe,                 2005
                                              Middle East, Africa and Latin America

  Dr. Ulf M. Schneider            37          Chief Financial Officer                             2004
                                              (until May 28, 2003)

  Dr. R. Runte                    43          General Counsel and Chief Compliance                2005
                                              Officer


    DR. BEN J. LIPPS has been Chairman of the management board since May 1, 1999 and was Vice Chairman of the management board from September 1998 until May 1, 1999. He has been President and a director of Fresenius Medical Care Holdings since September 1996 and President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA since October 1989, and served in various capacities with Fresenius USA's predecessor since 1985. Dr. Lipps joined Dow Chemical Company in 1966 and led the research team that developed the first hollow fiber dialyzer between 1967 and 1969. Prior to joining Fresenius USA's predecessor, Dr. Lipps was a Vice President of Research and Development for Cordis Dow Corporation.

    MR. ROBERTO FUSTE was appointed to our management board effective January 1, 1999. Mr. Fuste is responsible for the Asia-Pacific region within the International segment, for which he assumed responsibility in 1998. Mr. Fuste joined Fresenius AG in 1991 when Fresenius AG acquired Nephrocontrol S.A., a Spanish company which he founded in 1985 and of which he was Managing Director and joint owner. After the company was acquired by Fresenius AG, he continued as Managing Director. In 1995, he joined the Head Office of Fresenius AG where he has held various executive positions.

    DR. EMANUELE GATTI has been a member of our management board since May 1997 and is President and Chief Executive Officer of Europe, Latin America, Middle East and Africa within the International segment. Previously he was Executive Vice President with responsibility for our dialysis business in Southern Europe. Dr. Gatti joined the Fresenius Group in 1989 when Fresenius AG acquired Sis-ter, an Italian company of which he was General Manager. He has been working in the field of dialysis since 1981 after leaving the Polytechnic School of Milan where he was involved in teaching and biomedical research.

    Dr. ULF M. SCHNEIDER joined our management board on November 1, 2001 and is Chief Financial Officer. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. On March 7, 2003, Dr. Schneider announced his resignation to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003.

    DR. RAINER RUNTE was appointed a deputy member of our management board as General Counsel and Chief Compliance Officer effective March 15, 2002. Dr. Runte has worked as in-house counsel within Fresenius AG and its subsidiaries and has served as General Counsel of Fresenius Medical Care since 1997.

    The business address of all members of our management board and supervisory board is Else-Kroner-Strasse 1, 61352 Bad Homburg, Germany.

(iv) Compensation of Our Management Board and our Supervisory Board

    For the year ended December 31, 2002, we paid aggregate cash compensation to all members of the Management Board of (euro)2,886,869. The aggregate compensation fees to all members of the Supervisory Board was (euro)466,860 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

    During 2002 we awarded 99,600 options to purchase our preference shares without stock price targets at a weighted average exercise price of (euro)29.68 and 57,270 options with stock price targets at a weighted average exercise price of (euro)37.53 under the new FMC International 2001 Plan, none of which are exercisable. At December 31, 2002 Management Board members held options to acquire 111,574 Preference shares, all of which were exercisable at a weighted average exercise price of (euro)37.37 under FMC 98 Plan 2 and 239,250 options, none of which are exercisable, under the FMC 2001 stock incentive plan.

    At December 31, 2002, a loan granted to a member of our Management Board in the principal amount of $2,000,000, bearing interest at 6% per annum, was outstanding.

(v) Options to Purchase Our Securities

Stock Option Plans

    Immediately prior to the formation of Fresenius Medical Care, we adopted a stock incentive plan (the "FMC Plan") for our key management and executive employees. As of December 31, 2002, 53,389 preference shares were available and exercisable with an average price range between $55.59 and $78.33 per share. Effective September 2001, no additional awards are granted under the FMC Plan.

    During 1998, we adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for our key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of Grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above. Under FMC 98 Plan 2, eligible employees have the right to acquire our Preference shares ("Options"). The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversary of the award date, provided that we achieve certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, our shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement was excluded from the our performance criteria relative to the EBIT growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each option is exercisable into one Preference share. Effective September 2001, no additional Grants or Options will be awarded under FMC Plan 98 1 or FMC Plan 98 2.

    On May 23, 2001, by resolution of our annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of (euro)10,240,000 to the members of the Management Board and to other employees entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of (euro)2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds is funded by a non-recourse loan secured by the bond with respect to which the loan was made. We have the right to offset our obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in our consolidated financial statements. The bonds mature in ten years and are generally fully convertible after three years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increases by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. In order to create an incentive to select convertible bonds which depend on the stock price target, the number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on the stock price target corresponds to the closing price of the Preference shares the day the target was reached.

    The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year through May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted. Of the 1,490,377 shares outstanding at December 31, 2002, 249,317 shares were issued under the plan with the stock price target.

Rollover options

    In connection with our formation, employees of National Medical Care exchanged options to purchase W.R. Grace common stock and Fresenius USA employees exchanged options to purchase Fresenius USA common stock for equivalent options with respect to our Ordinary shares. When we were formed, German corporate law did not allow us to reserve Ordinary shares and issue them upon the exercise of these rollover options, as is done by U.S. corporations. Instead, we issued the Ordinary shares issuable upon exercise of the options to Fresenius AG, which will hold the shares until exercise of the options. Fresenius AG has agreed that it will not exercise voting power, and will return any dividends paid, with respect to the Ordinary shares underlying options formerly related to W.R. Grace common stock. Upon exercise of any of these options, the holder will pay the option exercise price to us and Fresenius AG will deliver the Ordinary shares to the depositary for the Ordinary shares against issuance of American Depository Shares ("ADSs") representing Ordinary shares in the name of the option holder. Upon cancellation or expiration without exercise of options formerly relating to W.R. Grace common stock, Fresenius AG will transfer the underlying Ordinary shares to us at no cost. Upon cancellation or expiration without exercise of options formerly relating to Fresenius USA common stock, the underlying Ordinary shares will revert to Fresenius AG. All rollover options expire on the same date on which the previous options to purchase either the W.R. Grace common stock or Fresenius USA common stock to which such rollover options relate would have expired.

    During the year ended December 31, 2002, 38,085 FMC Rollover Plan options were exercised by employees. Rollover Plan options for 104,418 Ordinary ADSs were outstanding and exercisable as of December 31, 2002 at a weighted average exercise price of $9.28 Members of our supervisory board and our management board, as a group, held no rollover options.